EXHIBIT 5.2

January 11, 2007

Mr. George Suzuki, President

Pacific Fuel Cell Corp.

131 N. Tustin Ave., Suite 100

Tustin, CA 92780

Dear Mr. Suzuki:

You have requested our opinion as counsel for Pacific Fuel Cell Corp., a Nevada corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder, and the public offering by the Company of 500,000 shares of Company common stock issuable pursuant to an agreement between the Company and Granite Investor Group, Inc.. We have examined the Company's Registration Statement on Form S-8 in the form to be filed with the Securities and Exchange Commission on or about January 11, 2007 (the "Registration Statement"). We further have examined the Articles of Incorporation as amended to date, bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed. We have examined such other instruments, documents and records and made such further investigation as we have deemed necessary for the purposes of rendering the following opinion.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Registration Statement, the shares of common stock covered by the Registration Statement will be legally issued, fully paid, and nonassessable.

We hereby consent to the use of this opinion in the said Registration Statement being filed with the Securities and Exchange Commission and further consent to the reference to this firm in the Prospectus.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/Andrew I. Telsey, P.C.